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                                                                    EXHIBIT 99.1


Contact:
Edward M. Fitzgerald or                           Gretchen L. P. Schweitzer or
Glenn Neumann                                     Megan E. Burling
AltaRex Corp.                                     Feinstein Kean Partners
781-672-0138                                      617-577-8110
info@altarex.com                                  www.fkpi.com
www.altarex.com


FOR IMMEDIATE RELEASE


       ALTAREX FILES FINAL PROSPECTUS FOR FINANCING OF UP TO C$17 MILLION


WALTHAM, MA, APRIL 27, 1999 - ALTAREX CORP. (AXO:TSE) today announced that it has filed a Final Prospectus with regulatory authorities in certain provinces of Canada for a public offering of up to 34 million Common Shares. The offering has been priced at C$0.50 per share, resulting in estimated gross proceeds of up to C$17 million. The proceeds of the offering will be used primarily to fund the antibody and clinical trial costs of the Company's lead products OvaRex(TM) MAb, for ovarian cancer and BrevaRex(TM) MAb for multiple myeloma.

The Company has entered into an agency agreement with First Marathon Securities Limited, as lead agent, and HSBC James Capel Canada Inc. (the "Agents") to conduct the offering on a best efforts basis. The agency agreement also grants the Agents an option exercisable for 60 days following closing to purchase an additional 5.1 million Common Shares, or up to C$2.5 million in gross proceeds, to cover over-allotments. Subject to regulatory approval, the closing is expected to occur on or about May 6, 1999.

AltaRex Corp. is an emerging biotechnology company focused on research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers. The Company's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy ("AIT(R)"). The Company believes that its AIT(R) technology enhances the ability of the human immune system to produce its own anti-tumor response. AIT(R) products are developed to target specific antigens that are associated with various cancers. The Company's most advanced product, OvaRex(TM) MAb for ovarian cancer, is in two potentially pivotal Phase IIb clinical trials, while BrevaRex(TM) MAb is in a Phase I study.

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                                                         Page 2 - April 27, 1999


Additional information about AltaRex and its clinical trials can be found on its web site at www.altarex.com or on the CenterWatch web site at www.centerwatch.com. Additional information about ovarian cancer can be found at www.corrineboyerfund.org and at www.ovarian.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words `believes`, `anticipates`, `plans`, `intends`, `expects` and similar expressions are intended to identify forward-looking statements. Such factors include, but are not limited to changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical trial results, the establishment of new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

               THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR
                DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

     NOT FOR DISTRIBUTION TO THE U.S. NEWS WIRE SERVICE OR DISSEMINATION IN
                               THE UNITED STATES

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